Exhibit 4.21


                              FIRST AMENDMENT TO
                       UNIVIEW TECHNOLOGIES CORPORATION
                  SERIES 2002-G CONVERTIBLE PREFERRED STOCK
                  -----------------------------------------


      uniView Technologies Corporation (the "Company") and Setfield Limited ("Holder") agree to the following modifications ("Amendment") to the Certificate of Designation of Series 2002-G Convertible Preferred Stock of uniView Technologies Corporation dated as of March 5, 2002 (the "Agreement").

                            STATEMENT OF AGREEMENT
                            ----------------------

      The terms of the Agreement shall continue to control all aspects of the transaction contemplated by this Amendment, except as otherwise expressly modified by this Amendment.

 1. Section 7(f) of the Certificate of Designation shall be modified to read as follows:

      "7(f) Redemption Event. In case of (A) any reclassification of the Common Stock, excluding a reclassification intended primarily to effect a reduction in par value, (B) any Change of Control Transaction, (C) any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, (D) the Company's notice to any Holder, including by way of public announcement, at any time, of its intention, for any reason, not to comply with proper requests for the conversion of any shares of Preferred Stock into shares of Common Stock or (E) a breach by the Company of any representation, warranty, covenant or other term or condition of the Purchase Agreement, the Registration Rights Agreement, this Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the transactions contemplated thereby or hereby, except to the extent that such breach would not have a Material Adverse Effect (as defined in Section 2.1(a) of the Purchase Agreement) and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of at least ten days after the Company knows or reasonably should have known of the existence of such breach (clauses (A) through (E) above are referred to as a "Redemption Event"), in the case of (A), (B) and (C), the Holders shall have the right thereafter to convert the shares of Preferred Stock for shares of stock and other securities, cash and property receivable upon or deemed to be held by holders of Common Stock following such Redemption Event, and the Holders shall be entitled upon such event to receive such amount of securities, cash or property as the shares of the Common Stock of the Company into which the shares of Preferred Stock could have been converted immediately prior to such Redemption Event (without taking into account any limitations or restrictions on the convertibility of the Preferred Stock) would have been entitled; provided, however, that in the case of a transaction specified in (B) in which holders of the Company's Common Stock receive cash, the Holders shall have the right to convert the shares of Preferred Stock for such number of shares of the surviving company equal to the amount of cash into which the shares of Preferred Stock are convertible divided by the fair market value of the shares of the surviving company on the effective date of the merger; provided, further, that on and after the date of any Redemption Event, the Company may elect, at the Company's sole option, either to (A) redeem, from funds legally available therefor at the time of such redemption, its shares of Common Stock immediately theretofore acquirable and receivable upon the conversion of such Holder's Preferred Stock (without taking into account any limitations or restrictions on the convertibility of the Preferred Stock) at a price per share equal to the product of (i) the Average Per Share Market Value immediately preceding (1) the effective date, the date of the closing, date of occurrence or the date of the announcement, as the case may be, of the Redemption Event triggering such redemption right or (2) the date of payment in full by the Company of the redemption price hereunder, whichever is greater, and (ii) the Conversion Ratio calculated on the effective date, the date of the closing, date of occurrence or the date of the announcement, as the case may be or, at the option of the Holder, on the date of submission of a Redemption Notice, or (B) convert such Holder's Preferred Stock pursuant to Section 9. If the Company elects to redeem the Preferred Stock, the entire redemption price shall be paid in cash, and the terms of payment of such redemption price shall be subject to the provisions set forth in
      Section 9(b). In the case of (A), (B) and (C), the terms of any such Redemption Event shall include such terms so as to continue to give to the Holders the right to receive the securities, cash or property set forth in this Section 7(f) upon any conversion or redemption following such Redemption Event. This provision shall similarly apply to successive Redemption Events.

 2. Section 9(a) of the Certificate of Designation shall be modified to read as follows:

      "9. Mandatory Redemption. (a) All outstanding and unconverted shares of Preferred Stock on June 30, 2004 (the "Redemption Date") shall be, at the Company's sole option, converted pursuant to
      Section 5 or redeemed by the Company pursuant to this Section 9, from funds legally available therefor at a price per share equal to the product of (i) the Average Per Share Market Value immediately preceding (1) the Redemption Date or (2) the date of payment in full by the Company of the redemption price hereunder, whichever is greater, and (ii) the Conversion Ratio calculated on the Redemption Date. Thereafter, all shares of Preferred Stock shall cease to be outstanding and shall have the status of authorized but undesignated preferred stock. The entire redemption price shall be paid in cash."

 3. Notwithstanding anything in the Agreement to the contrary, if and when any provision of the Agreement calls for redemption of the Preferred Stock, the Company shall have the sole option to redeem pursuant to Section 9 or to convert pursuant to Section 5 of the Certificate of Designation.

      The Agreement is, in all other respects, hereby ratified and affirmed.

      This Amendment may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by facsimile signature, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

      Dated as of April 16, 2003.


                               UNIVIEW TECHNOLOGIES CORPORATION

                               By:  /s/ Patrick A. Custer
                                    ----------------------
                                    Patrick A. Custer, CEO



 SETFIELD LIMITED


 By:  /s/ Harold L. Hutton
      --------------------------
      Harold L. Hutton, Director